UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eyetech Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

302297 10 6
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302297 10 6.................................

1. Names of Reporting Persons.

Pfizer Overseas Pharmaceuticals (formerly named Pfizer Ireland Pharmaceuticals)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power..         3,567,443.............

8. Shared Voting Power

9. Sole Dispositive Power     3,567,443

10. Shared Dispositive Power ........................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,567,443.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11) 8.6%

14. Type of Reporting Person (See Instructions) - CO .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eyetech Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

302297 10 6
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302297 10 6................................

1. Names of Reporting Persons.

Pfizer, Inc. ; 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power..                   0

8. Shared Voting Power                 0

9. Sole Dispositive Power              0

10. Shared Dispositive Power        0

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,567,443.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11)   8.6%

14. Type of Reporting Person (See Instructions) - CO .

This Amendment No. 1 to the Statement on Schedule 13D filed by Pfizer Overseas Pharmaceuticals (formerly named Pfizer Ireland Pharmaceuticals), an Irish corporation, on February 12, 2004 (the "Schedule 13D") relates to the Common Stock, $.01 par value, of Eyetech Pharmaceuticals, Inc.
Item 5 of the Schedule 13D is amended as follows:

Item 5. Interest in Securities of the Issuer

          (a)        3,567,443 shares; 8.6%

          (b)        Sole power to vote and dispose: 3,567,443 shares.

          (c)        Pfizer Overseas Pharmaceuticals (formerly named Pfizer Ireland Pharmaceuticals) acquired an additional 344,000 shares of the common stock, $0.01 par value per share, on February 7, 2005 pursuant to a contractual obligation entered into in December 2002 with the issuer, for a purchase price of $15,000,000 ($43.60 per share).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
( Date)

/s/ Ciaran Keaney
Signature

Ciaran Keaney / Company Secretary
( Name/Title)